Envirosafe Corporation
8/F, Tower B, National Software Industry Zone,
Goa Tang Xin Jian Zone, Tian He District
Guangzhou, China 510663

To: Securities and Exchange Commission
VIA EDGAR

February 25, 2009

Re:           Envirosafe Corporation
Form 8-K filed February 12, 2009 File No. 000-52407

Dear Melissa Fieder:

We have filed on EDGAR Amendment No. 1 to our Form 8-K filed on February 12, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Form 8-K filed on February 12, 2009

1.
Revise to disclose whether the Company consulted with its new accountant regarding the matters set forth in Item 304(a)(2) of Regulation S-K for the two most recent fiscal years through the subsequent interim period (i.e. January 21, 2009).

Response: We have revised our filing to meet the requirements of Item 304(a)(2) of Regulation S-K for the two most recent fiscal years through the subsequent interim period.  Specifically:

The Registrant and PKF have not, during the Registrant’s two most recent fiscal years or any subsequent period through the date of PKF's termination, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to PKF's satisfaction, would have caused PKF to make reference to the subject matter of the disagreement in connection with its reports.

2.
We note your disclosure where you indicate that “At no time has PKF advised the Registrant of any of the enumerated items described in Item 304(a)(1)(iv) of Regulation S- B.” Revise your disclosure to reference Regulation S-K or tell us why the reference to Regulation S-B is appropriate.

Response: We have revised our filing and changed our disclosure to reference Regulation S-K. Specifically:

At no time has PKF advised the Registrant of any of the enumerated items described in Item 304(a)(1)(v) of Regulation S-K or the item described in Item 304(a)(1)(vi) of Regulation S-K.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liena Fu
Liena Fu
Chief Financial Officer